UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,034,621 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,034,621 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,034,621 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

(2) Based on 46,154,398 shares of Common Stock of the Issuer outstanding as of February 29, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

CUSIP No. 404139107	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,034,621 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,034,621 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,034,621 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

(2) Based on 46,154,398 shares of Common Stock of the Issuer outstanding as of February 29, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

CUSIP No. 404139107	13D	Page 4 of 6 Pages

ITEM	1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, $0.001 par value per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Park Avenue, 30th Floor, New York, NY 10022.

ITEM	2. Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1)	Lancer Capital LLC ("Lancer"), a Delaware limited liability company; and

2)	Avram Glazer ("Mr. Glazer"), a natural person and citizen of the United States of America.

The business address for each of the Reporting Persons is 777 South Flagler Drive, Suite 800, West Tower, West Palm Beach, FL 33401.

The present principal occupation of Mr. Glazer is Executive Co-Chairman and Director of Manchester United plc, a professional sports club. Lancer was formed for the purposes of holding shares of the Issuer.

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM	3. Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased with funds generated and held by the respective Reporting Persons. The aggregate purchase price of the shares of Common Stock was approximately $8,204,911 (excluding commissions).

ITEM	4. Purpose of Transaction.

Lancer has acquired the Common Stock for investment purposes. The Reporting Persons may seek to sell the Common Stock in the ordinary course of business. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Stock in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 404139107	13D	Page 5 of 6 Pages

The Issuer has agreed to nominate Mr. Glazer to serve on its Board of Directors, and if elected, to serve as Chairman of its Board of Directors. Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM	5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Lancer beneficially owns directly 3,034,621 shares of Common Stock representing 6.5% of the Issuer’s Common Stock, and Mr. Glazer beneficially owns directly 3,034,621 shares of Common Stock, representing 6.5% of the Issuer’s Common Stock, based upon 46,154,398 shares of Common Stock of the Issuer outstanding as of February 29, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

(b)	The following sets forth, as of the date of this Statement, the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer	3,034,621	6.5%	3,034,621	0	3,034,621	0
Lancer Capital LLC	3,034,621	6.5%	3,034,621	0	3,034,621	0

(c)	In the past 60 days, neither of the Reporting Persons has effected any transactions in the Common Stock of the Issuer.

(d)	None.

(e)	Not applicable.

ITEM	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item	7. Materials to be Filed as Exhibits.

None.

CUSIP No. 404139107	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2020

Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Sole Member